Exhibit 99.1

Zai Lab Appoints Industry Leader Tao Fu as President & Chief Operating Officer, Expands US Presence

Mr. Fu will oversee global business development, discovery, manufacturing and other operational activities in newly-created role

Mr. Fu will lead expansion of U.S. operations and establish Zai Lab’s U.S. headquarters in San Francisco

SHANGHAI, China, Sept. 27, 2018 (GLOBE NEWSWIRE) -- Zai Lab Limited (NASDAQ: ZLAB), a Shanghai-based innovative biopharmaceutical company, today announced the appointment of Tao Fu as President and Chief Operating Officer, effective September 24, 2018. Mr. Fu joins Zai Lab from Portola Pharmaceuticals, where he served as Executive Vice President, Chief Commercial and Business Officer. He has been a member of Zai Lab’s Board of Directors since September 2017, and will remain on the Company’s Board of Directors in his new role.

"We are excited for Tao to join us at this critical stage in Zai Lab’s development,” said Dr. Samantha Du, Chief Executive Officer of Zai Lab. “Tao is an accomplished industry leader and brings more than 20 years of operational and in particular, business development expertise to Zai Lab. Expanding our U.S. presence is an important next step toward achieving our goal as a fully-integrated, global biopharmaceutical company, and we believe Tao is uniquely qualified to lead this expansion.”

In his new role, Mr. Fu will be directly responsible for business development, discovery, manufacturing and other operational activities on a global basis. He will be primarily based in San Francisco, where Zai Lab will establish its U.S. headquarters. Zai Lab has made several additional key hires in San Francisco to support Mr. Fu and to strengthen its business development and discovery capabilities in the U.S., which will complement Zai Lab’s Shanghai-based discovery activities.

"This is an exciting time at Zai Lab as the Company embarks on becoming a global, commercial-stage organization,” said Mr. Fu. “My experience as a Director of the Company and in executive leadership roles in business development, commercialization and operations enable me to make an immediate impact toward executing Zai Lab’s growth strategy.”

While at Portola, Mr. Fu was responsible for commercial operations, marketing, sales and business development functions. Prior to joining Portola in June 2015, He was Vice President and Head of Mergers & Acquisitions and Alliance Management at Bristol-Myers Squibb (BMS). At BMS, he was responsible for the company's corporate development, alliance management and venture activities. Between 2003 and 2014, he held several leadership positions with increasing responsibilities at Janssen, the pharmaceuticals group of Johnson & Johnson, most recently as Vice President, Business Development, where he led global M&A activities. He also has experience in business development, commercial strategy and management consulting with McKinsey & Company, Becton Dickinson, etc.

Mr. Fu obtained his M.S. in biology from the University of Rochester and an M.B.A in finance and marketing from Vanderbilt University. Mr. Fu did his undergraduate studies in biology at Tsinghua University in Beijing. He is a Chartered Financial Analyst (CFA).

About Zai Lab

Zai Lab (NASDAQ: ZLAB) is a Shanghai-based innovative biopharmaceutical company focused on bringing transformative medicines for cancer, autoimmune and infectious diseases to patients in China and around the world. The Company’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China's pharmaceutical market and addressing unmet medical needs. Zai Lab's vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners' and its own products in order to impact human health worldwide.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding business strategy, plans and objectives for future operations and other statements containing words such as "anticipates", “believes”, "expects", “plans” and other similar expressions. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab's expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, and (5) other factors discussed in Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

For more information, please contact:

ZAI LAB CONTACTS:

Zai Lab

Billy Cho

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Nancie Steinberg / Robert Flamm, Ph.D.

Burns McClellan, on behalf of Zai Lab

212-213-0006, exts. 318 / 364, nsteinberg@burnsmc.com / rflamm@burnsmc.com

Investors: Jill Steier

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 367, jsteier@burnsmc.com

Zai Lab Limited